

February 20, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, $.01 par value per share, of Innovator International Developed Managed 10 Buffer ETF, a series of Innovator ETFs Trust, under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Mart]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com